UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RCS CAPITAL CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

74937W 102
(CUSIP Number)

Ian C. Wiener, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, CA  90067
(310) 277-1010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 11, 2016
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74937W 102

Page 2 of 4





1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
MPAP Holdings, LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)
	(b)

3.
SEC USE ONLY

4.
SOURCE OF FUNDS

The Class A Common Stock was issued by the Issuer to MPAP Holdings, LLC as a portion of the purchase price for equity in a subsidiary of MPAP Holdings, LLC.

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  Sole Voting Power:   5,461,843 Shares
8.  Shared Voting Power:  0 Shares
9.  Sole Dispositive Power:  5,461,843 Shares
10.  Shared Dispositive Power:   0 Shares

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,461,843 Shares of Class A Common Stock
12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.40%
14.
TYPE OF REPORTING PERSON
OO


INTRODUCTION
       This Statement relates to the Schedule 13D, as amended (the "Schedule 13D"), filed by MPAP Holdings, LLC with regard to beneficial ownership of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of RCS Capital Corporation (the "Issuer"), and constitutes Amendment No. 1 thereto. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.
Item 4 is hereby amended by adding the following:

       The Reporting Person has had, and intends to continue to have, discussions with the Issuer regarding potential transactions involving Docupace Technologies, LLC ("Docupace"), including without limitation a potential acquisition of the Issuer's interest in Docupace by the Reporting Person and/or Docupace management. On November 21, 2014, the Issuer acquired a majority of the equity interests in Docupace from the Reporting Person.

       In addition, the Reporting Person may communicate with other persons regarding potential transactions involving Docupace, including, without limitation, the Board of Directors of the Issuer, other stockholders of the Issuer and potential strategic or financing partners.

       No assurance can be given that the Reporting Person and the Issuer will be able to reach an agreement regarding such a transaction.



SIGNATURE
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 11, 2016	MPAP HOLDINGS, LLC

                                By:  /s/ Michael Pinsker
                                Name: Michael Pinsker
                                Title: Manager



















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